UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

HedgePath Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

42278K 102
(CUSIP Number)

Kate Rintoul
Level 14, 474 Flinders Street
Melbourne, Victoria 3000
Australia
61 3 8614 7711
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 24, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mayne Pharma Ventures Pty Ltd I.R.S. Identification No. 98-1181089
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (1)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 98,094,466 (1)(2)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 98,094,466 (1)(2)
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,094,466 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.3% (1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)  On September 3, 2013, HedgePath Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), and Mayne Pharma International Pty Ltd, an Australian company ACN 007 870 984 (“Mayne International”), entered into a Supply and License Agreement (as amended December 17, 2013 and March 6, 2014, the “Supply and License Agreement”) pursuant to which Mayne International agreed to: (i) supply the Issuer with its patented formulation of the drug itraconazole, known as SUBATM-Itraconazole, in a particular dose formulation (the “Product”) for the treatment of human patients with cancer via oral administration (the “Field”) (with the initial areas of investigation being prostate, lung and skin cancer) in the United States (the “Territory”), (ii) provide the Issuer with an exclusive license to use and develop the intellectual property related to the Product in the Field and in the Territory and (iii) participate in a joint development committee with the Issuer to clinically develop the Product in the Field and in the Territory. The Supply and License Agreement was subject to early termination by Mayne International (the “Termination Right”) if certain conditions, including funding and other agreement conditions, were not undertaken (the “Conditions”).  On June 24, 2014 (the “Effective Date”), the Issuer and Mayne Pharma Ventures Pty Ltd, an Australian company ACN 168 896 357 (“Mayne Ventures”) as successor-in-interest to Mayne International, along with Nicholas J. Virca, the Issuer’s President and Chief Executive Officer (“Virca”), Frank O’Donnell, Jr., M.D. (“O’Donnell”), and Hedgepath, LLC, a Florida limited liability company and the majority stockholder of the Issuer (“HPLLC”), consummated a series of related transactions to fulfill the Conditions in a manner mutually acceptable to the Issuer and Mayne Ventures. In connection therewith, the Issuer and Mayne Ventures entered into an Amended and Restated Supply and License Agreement principally to eliminate the Conditions and related early termination rights of Mayne Ventures.  On the Effective Date, in fulfillment of one of the Conditions, and in partial consideration for Mayne Ventures not exercising the Termination Right, the Issuer and Mayne Ventures entered into a Securities Purchase Agreement (the “Mayne Purchase Agreement”). Pursuant to the terms of the Mayne Purchase Agreement, the Issuer (i) issued 258,363.280 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.0001 per share (the “Mayne Series A Shares”), and (ii) issued, upon and in connection with the closing of a separate Stock Purchase Agreement by and between the Issuer and HPLLC, a warrant (the “Mayne Make-Up Warrant”) to purchase 10,250,569 shares of the Issuer’s common stock, par value $0.0001 per share (the “Common Stock”). The Mayne Series A Shares will convert into 87,843,897 shares of Common Stock in August 2014 pursuant to the terms of the Equity Holders Agreement by and among the Issuer, Mayne Ventures, HPLLC, Virca, and O’Donnell, and in accordance with the Amended and Restated Certificate of Designation of Series A Convertible Preferred Stock. The Mayne Make-Up Warrant has an exercise price of $0.0878 per share and may be exercised at any time, from time to time, by Mayne Ventures prior to its expiration on June 24, 2019.

(2)  Assumes the full conversion of the Mayne Series A Shares and the full exercise of the Mayne Make-Up Warrant, in which case Mayne Ventures would hold 98,094,466 shares of Common Stock, constituting approximately 44.3% of the equity securities of the Issuer on a fully diluted basis.

(3)  Based on 221,670,506 shares of Common Stock outstanding.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mayne Pharma International Pty Ltd I.R.S. Identification No. 98-1181817
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (1)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 98,094,466 (1)(2)(3)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 98,094,466 (1)(2)(3)
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,094,466 (1)(2)(3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.3% (1)(2)(3)(4)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)  On September 3, 2013, HedgePath Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), and Mayne Pharma International Pty Ltd, an Australian company ACN 007 870 984 (“Mayne International”), entered into a Supply and License Agreement (as amended December 17, 2013 and March 6, 2014, the “Supply and License Agreement”) pursuant to which Mayne International agreed to: (i) supply the Issuer with its patented formulation of the drug itraconazole, known as SUBATM-Itraconazole, in a particular dose formulation (the “Product”) for the treatment of human patients with cancer via oral administration (the “Field”) (with the initial areas of investigation being prostate, lung and skin cancer) in the United States (the “Territory”), (ii) provide the Issuer with an exclusive license to use and develop the intellectual property related to the Product in the Field and in the Territory and (iii) participate in a joint development committee with the Issuer to clinically develop the Product in the Field and in the Territory. The Supply and License Agreement was subject to early termination by Mayne International (the “Termination Right”) if certain conditions, including funding and other agreement conditions, were not undertaken (the “Conditions”).  On June 24, 2014 (the “Effective Date”), the Issuer and Mayne Pharma Ventures Pty Ltd, an Australian company ACN 168 896 357 (“Mayne Ventures”) as successor-in-interest to Mayne International, along with Nicholas J. Virca, the Issuer’s President and Chief Executive Officer (“Virca”), Frank O’Donnell, Jr., M.D. (“O’Donnell”), and Hedgepath, LLC, a Florida limited liability company and the majority stockholder of the Issuer (“HPLLC”), consummated a series of related transactions to fulfill the Conditions in a manner mutually acceptable to the Issuer and Mayne Ventures. In connection therewith, the Issuer and Mayne Ventures entered into an Amended and Restated Supply and License Agreement principally to eliminate the Conditions and related early termination rights of Mayne Ventures.  On the Effective Date, in fulfillment of one of the Conditions, and in partial consideration for Mayne Ventures not exercising the Termination Right, the Issuer and Mayne Ventures entered into a Securities Purchase Agreement (the “Mayne Purchase Agreement”). Pursuant to the terms of the Mayne Purchase Agreement, the Issuer (i) issued 258,363.280 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.0001 per share (the “Mayne Series A Shares”), and (ii) issued, upon and in connection with the closing of a separate Stock Purchase Agreement by and between the Issuer and HPLLC, a warrant (the “Mayne Make-Up Warrant”) to purchase 10,250,569 shares of the Issuer’s common stock, par value $0.0001 per share (the “Common Stock”). The Mayne Series A Shares will convert into 87,843,897 shares of Common Stock in August 2014 pursuant to the terms of the Equity Holders Agreement by and among the Issuer, Mayne Ventures, HPLLC, Virca, and O’Donnell, and in accordance with the Amended and Restated Certificate of Designation of Series A Convertible Preferred Stock. The Mayne Make-Up Warrant has an exercise price of $0.0878 per share and may be exercised at any time, from time to time, by Mayne Ventures prior to its expiration on June 24, 2019.

(2)  Assumes the full conversion of the Mayne Series A Shares and the full exercise of the Mayne Make-Up Warrant, in which case Mayne Ventures would hold 98,094,466 shares of Common Stock, constituting approximately 44.3% of the equity securities of the Issuer on a fully diluted basis.

(3)  The reported securities are owned directly by Mayne Ventures.  Mayne International holds 100% of the equity securities of Mayne Ventures.  Mayne Pharma Group Ltd, an Australian company ACN 115 832 963 (“Mayne Group”), holds 100% of the equity securities of Mayne International.  Accordingly, Mayne International and Mayne Group may be deemed indirect beneficial owners of the reported securities held by Mayne Ventures.

(4)  Based on 221,670,506 shares of Common Stock outstanding.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mayne Pharma Group Ltd I.R.S. Identification No. 98-1074924
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (1)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 98,094,466 (1)(2)(3)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 98,094,466 (1)(2)(3)
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,094,466 (1)(2)(3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.3% (1)(2)(3)(4)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)  On September 3, 2013, HedgePath Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), and Mayne Pharma International Pty Ltd, an Australian company ACN 007 870 984 (“Mayne International”), entered into a Supply and License Agreement (as amended December 17, 2013 and March 6, 2014, the “Supply and License Agreement”) pursuant to which Mayne International agreed to: (i) supply the Issuer with its patented formulation of the drug itraconazole, known as SUBATM-Itraconazole, in a particular dose formulation (the “Product”) for the treatment of human patients with cancer via oral administration (the “Field”) (with the initial areas of investigation being prostate, lung and skin cancer) in the United States (the “Territory”), (ii) provide the Issuer with an exclusive license to use and develop the intellectual property related to the Product in the Field and in the Territory and (iii) participate in a joint development committee with the Issuer to clinically develop the Product in the Field and in the Territory. The Supply and License Agreement was subject to early termination by Mayne International (the “Termination Right”) if certain conditions, including funding and other agreement conditions, were not undertaken (the “Conditions”).  On June 24, 2014 (the “Effective Date”), the Issuer and Mayne Pharma Ventures Pty Ltd, an Australian company ACN 168 896 357 (“Mayne Ventures”) as successor-in-interest to Mayne International, along with Nicholas J. Virca, the Issuer’s President and Chief Executive Officer (“Virca”), Frank O’Donnell, Jr., M.D. (“O’Donnell”), and Hedgepath, LLC, a Florida limited liability company and the majority stockholder of the Issuer (“HPLLC”), consummated a series of related transactions to fulfill the Conditions in a manner mutually acceptable to the Issuer and Mayne Ventures. In connection therewith, the Issuer and Mayne Ventures entered into an Amended and Restated Supply and License Agreement principally to eliminate the Conditions and related early termination rights of Mayne Ventures.  On the Effective Date, in fulfillment of one of the Conditions, and in partial consideration for Mayne Ventures not exercising the Termination Right, the Issuer and Mayne Ventures entered into a Securities Purchase Agreement (the “Mayne Purchase Agreement”). Pursuant to the terms of the Mayne Purchase Agreement, the Issuer (i) issued 258,363.280 shares of the Issuer’s Series A Convertible Preferred Stock, par value $0.0001 per share (the “Mayne Series A Shares”), and (ii) issued, upon and in connection with the closing of a separate Stock Purchase Agreement by and between the Issuer and HPLLC, a warrant (the “Mayne Make-Up Warrant”) to purchase 10,250,569 shares of the Issuer’s common stock, par value $0.0001 per share (the “Common Stock”). The Mayne Series A Shares will convert into 87,843,897 shares of Common Stock in August 2014 pursuant to the terms of the Equity Holders Agreement by and among the Issuer, Mayne Ventures, HPLLC, Virca, and O’Donnell, and in accordance with the Amended and Restated Certificate of Designation of Series A Convertible Preferred Stock. The Mayne Make-Up Warrant has an exercise price of $0.0878 per share and may be exercised at any time, from time to time, by Mayne Ventures prior to its expiration on June 24, 2019.

(2)  Assumes the full conversion of the Mayne Series A Shares and the full exercise of the Mayne Make-Up Warrant, in which case Mayne Ventures would hold 98,094,466 shares of Common Stock, constituting approximately 44.3% of the equity securities of the Issuer on a fully diluted basis.

(3)  The reported securities are owned directly by Mayne Ventures.  Mayne International holds 100% of the equity securities of Mayne Ventures.  Mayne Pharma Group Ltd, an Australian company ACN 115 832 963 (“Mayne Group”), holds 100% of the equity securities of Mayne International.  Accordingly, Mayne International and Mayne Group may be deemed indirect beneficial owners of the reported securities held by Mayne Ventures.

(4)  Based on 221,670,506 shares of Common Stock outstanding.

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of HedgePath Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 324 South Hyde Park Avenue, Suite 350, Tampa, FL 33606.

Item 2.  Identity and Background.

Mayne Pharma Ventures Pty Ltd ACN 168 896 357 (“Mayne Ventures”) is wholly owned by Mayne Pharma International Pty Ltd ACN 007 870 984 (“Mayne International”), which is in turn wholly owned by Mayne Pharma Group Ltd ACN 115 832 963 (“Mayne Group” and together with Mayne Ventures and Mayne International, the “Reporting Persons”).  Each of the Reporting Persons is an Australian company with its principal offices located at Level 14, 474 Flinders Street, Melbourne, Victoria 3000, Australia.  The principal business of each Reporting Person, which is conducted either directly or through subsidiaries, is to develop and manufacture branded and generic pharmaceutical products.

During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

This Schedule 13D is being jointly filed by the Reporting Persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is attached as an exhibit hereto, pursuant to which the Reporting Persons have agreed to file the statement and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act.

Item 3.  Source or Amount of Funds or Other Consideration.

A more detailed description of the transactions described in this Item 3 is provided in the Issuer’s Current Report on Form 8-K filed on June 30, 2014 (the “June 8-K”).

Background and Introduction

On September 3, 2013, the Issuer (as defined in Item 1) and Mayne International (as defined in Item 2) entered into a Supply and License Agreement (as amended December 17, 2013 and March 6, 2014, the “Supply and License Agreement”) pursuant to which Mayne International agreed to: (i) supply the Issuer with its patented formulation of the drug itraconazole, known as SUBATM-Itraconazole, in a particular dose formulation (the “Product”) for the treatment of human patients with cancer via oral administration (the “Field”) (with the initial areas of investigation being prostate, lung and skin cancer) in the United States (the “Territory”), (ii) provide the Issuer with an exclusive license to use and develop the intellectual property related to the Product in the Field and in the Territory and (iii) participate in a joint development committee with the Issuer to clinically develop the Product in the Field and in the Territory. The Supply and License Agreement was subject to early termination by Mayne International (the “Termination Right”) if certain conditions, including funding and other agreement conditions, were not undertaken (the “Conditions”).

On June 24, 2014 (the “Effective Date”), the Issuer and Mayne Ventures (as defined in Item 2), as successor-in-interest to Mayne International, along with Nicholas J. Virca, the Issuer’s President and Chief Executive Officer (“Virca”), Frank O’Donnell, Jr., M.D. (“O’Donnell”), and Hedgepath, LLC, a Florida limited liability company and the majority stockholder of the Issuer (“HPLLC”), consummated a series of related transactions to fulfill the Conditions in a manner mutually acceptable to the Issuer and Mayne Ventures. In connection therewith, the Issuer and Mayne Ventures entered into an Amended and Restated Supply and License Agreement (the “Amended Supply and License Agreement”) principally to eliminate the Conditions and related early termination rights of Mayne Ventures.

Securities Purchase Agreement

On the Effective Date, in fulfillment of one of the Conditions, and in partial consideration for Mayne Ventures not exercising the Termination Right, the Issuer and Mayne Ventures entered into a Securities Purchase Agreement (the “Mayne Purchase Agreement”). Pursuant to the terms of the Mayne Purchase Agreement, the Issuer (i) issued 258,363.280 shares (the “Mayne Series A Shares”) of the Issuer’s Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), and (ii) issued, upon and in connection with the closing of a separate Stock Purchase Agreement (the “HPLLC Purchase Agreement”) by and between the Issuer and HPLLC, a warrant (the “Mayne Make-Up Warrant”) to purchase 10,250,569 shares of the Common Stock (as defined in Item 1). The Mayne Series A Shares will convert into 87,843,897 shares of Common Stock in August 2014 pursuant to the terms of the Equity Holders Agreement (as defined and described further below) and in accordance with the Amended and Restated Certificate of Designation of Series A Convertible Preferred Stock. The Mayne Make-Up Warrant has an exercise price of $0.0878 per share and may be exercised at any time, from time to time, by Mayne Ventures prior to its expiration on June 24, 2019. As a result of the Mayne Purchase Agreement and the Mayne Make-Up Warrant, Mayne Ventures owns approximately 44.3% of the equity securities of the Issuer on a fully diluted basis.

The Mayne Purchase Agreement is attached to the June 8-K as Exhibit 10.1.  All descriptions of the Mayne Purchase Agreement are qualified in their entirety to the text of Exhibit 10.1 attached to the June 8-K, which is incorporated herein by reference.   The Mayne Make-Up Warrant is attached to the June 8-K as Exhibit 4.1.  All descriptions of the Mayne Make-Up Warrant are qualified in their entirety to the text of Exhibit 4.1 attached to the June 8-K, which is incorporated herein by reference.

Stock Purchase Agreement with HPLLC

On the Effective Date, as a condition to the Mayne Purchase Agreement, the Issuer and HPLLC entered into the HPLLC Purchase Agreement. Pursuant to the HPLLC Purchase Agreement, HPLLC purchased 20,000,000 shares (the “HPLLC Shares”) of Common Stock at a purchase price of $0.075 per share for an aggregate purchase price of $1,500,000 (the “HPLLC Purchase Price”). The HPLLC Purchase Price is payable, in part, by monthly installments through December 31, 2014 pursuant to a promissory note (the “HPLLC Note”) issued by HPLLC to the Issuer on the Effective Date.  Pursuant to the HPLLC Note, commencing on June 30, 2014 and ending on December 31, 2014, HPLLC must make monthly payments to the Issuer in accordance with the terms and conditions of the HPLLC Note.  In the event that HPLLC defaults on part or all of the HPLLC Note, the Issuer has the right to declare by written notice that HPLLC forfeit some or all of the HPLLC Shares as well as 17,646.98 shares of Series A Preferred Stock (or the Common Stock equivalent upon conversion thereof) held by HPLLC as described further below.

The HPLLC Purchase Agreement is attached to the June 8-K as Exhibit 10.2.  All descriptions of the HPLLC Purchase Agreement are qualified in their entirety to the text of Exhibit 10.2 attached to the June 8-K, which is incorporated herein by reference.  The HPLLC Note is attached to the June 8-K as Exhibit 10.3.  All descriptions of the HPLLC Note are qualified in their entirety to the text of Exhibit 10.3 attached to the June 8-K, which is incorporated herein by reference.

Equity Holders Agreement

On the Effective Date, in fulfillment of one of the Conditions, and as a condition of the Mayne Purchase Agreement and in consideration for Mayne Ventures not exercising the Termination Right, the Issuer, Mayne Ventures, HPLLC, O’Donnell and Virca (together, the “Equity Holder Parties”) entered into an Equity Holders Agreement (the “Equity Holders Agreement”). The Equity Holders Agreement governs the rights and obligations of each of the Equity Holder Parties as they pertain to the Issuer’s securities and to the present and future governance of the Issuer. Pursuant to the Equity Holders Agreement:

●
Mayne Ventures and HPLLC each agreed not to offer, pledge, sell, contract to sell, swap or enter into any other transfer arrangement any securities of the Issuer until June 24, 2015 (the “Lock-Up Period”) without the prior written consent of the other Equity Holder Parties, except for in limited circumstances as described in the Equity Holders Agreement;

●	Mayne Ventures and HPLLC each agreed that on August 14, 2014 (or within 2 business days thereafter) each will convert all of its Series A Preferred Stock into shares of Common Stock;

●
Mayne Ventures, HPLLC, Virca and O’Donnell each agreed that during the Lock-Up Period none of them will own greater than 49.5% of the Common Stock of the Issuer on a fully-diluted basis (such ownership to include individual and affiliate ownership) and that after the Lock-Up Period and until August 14, 2019, each of the Equity Holder Parties will provide written notice to each of the other Equity Holder Parties if their ownership (together with affiliates) exceeds, or is going to exceed, 49.5%;

●
Mayne Ventures and its affiliates (the “Mayne Pharma Group”) have been granted a right of first refusal to purchase a pro rata share of any new securities issued by the Issuer, such pro rata share to be determined based upon the number of shares of Common Stock held by Mayne Pharma Group on a fully diluted basis as compared to the number of shares of Common Stock outstanding immediately prior to the offering of the new securities on a fully diluted basis;

●
Mayne Ventures has been granted the right until June 24, 2016 to introduce accredited investors to the Issuer to participate in a private offering of the Issuer’s securities (with some exceptions as described in the Equity Holders Agreement). In the event that the Issuer contemplates a private offering of its securities, such accredited investors introduced by Mayne Ventures will have the right to participate in up to 50% of the private offering;

●	The Issuer agrees not to amend its equity incentive plan (“EIP”) in any way during the Lock-Up Period without the written consent of Mayne Ventures;

●
The Equity Holder Parties agree that all awards included in the initial issuance of securities from the EIP are subject to restriction on exercise until the earlier of: (i) September 3, 2016 and (ii) the receipt of written notice of acceptance for the filing of a new drug application by the Issuer for the Product in the Field by the relevant regulatory authority, provided that any awards granted after the Effective Date are not subject to this restriction;

●
Mayne Ventures has the right to immediately designate one director to the Issuer’s Board of Directors (the “Board”) and to designate a second director if the size of the Board is increased to seven directors until the earlier to occur of: (i) the date that the Amended and Restated Supply and License Agreement is terminated or expires, or (ii) the date on which the Mayne Pharma Group ceases to own ten percent (10%) or more of the issued and outstanding Common Stock on a fully diluted basis (the “Voting Rights Termination Date”);

●
The Equity Holder Parties agree that, for as long as Mayne Ventures has the right to designate a director to the Board, all of the Equity Holder Parties will vote their shares in favor of appointing the Mayne Ventures candidate to the Board;

●	The Equity Holder Parties agree not to increase or decrease the size of the Board except with the unanimous consent of the Board until the Voting Rights Termination Date;

●	Until the Voting Rights Termination Date, the Equity Holder Parties agree that any replacement or removal of Virca requires the unanimous approval of the Board;

●	Until the Voting Rights Termination Date, the Equity Holder Parties agree that any replacement or removal of O’Donnell requires the approval of all of the members of the Board except for O’Donnell;

●
Mayne Ventures has a right of first refusal to purchase any shares of Common Stock being transferred or sold by the individual account of O’Donnell or Virca except for certain exempt transfers as described in the Equity Holders Agreement;

●
The Equity Holder Parties agree that if HPLLC defaults under the HPLLC Note or breaches any provisions of the HPLLC Note then the Issuer has the right to declare that 17,646.98 shares of Series A Preferred Stock (or the Common Stock equivalent upon conversion thereof) be forfeited and Mayne Ventures has the right to purchase such forfeited shares; and

●	The Equity Holder Parties agree that if HPLLC defaults under the HPLLC Note or breaches any provisions of the HPLLC Note, then Mayne Ventures has the right to demand the resignation of O’Donnell.

In addition to the foregoing, the Equity Holder Parties also agreed that the Issuer would seek to meet certain goals for the commercialization of the Product (the “Commercialization Goals”) and certain funding goals for the Issuer (the “Funding Goals”). In the event that the Issuer fails to achieve the Commercialization Goals or the Funding Goals, Mayne Ventures has the right to demand the resignation of O’Donnell and/or Virca from their positions with the Issuer. In the event that O’Donnell or Virca do not submit their resignations in a timely manner, Mayne Ventures can terminate the Amended and Restated Supply and License Agreement. Additionally, if the Commercialization Goals are not achieved, the Issuer has the right to declare that HPLLC forfeit 17,646.98 shares of Series A Preferred Stock (or the Common Stock equivalent upon conversion thereof).

If O’Donnell or Virca are required to resign pursuant to the Equity Holders Agreement, then, among other things, O’Donnell or Virca, as the case may be, will forfeit all then unvested options, warrants, restricted stock units, or other right to acquire Common Stock (or securities convertible into Common Stock). Furthermore, upon such resignation or termination, Mayne Ventures will have the right to purchase by written notice to O’Donnell or Virca, as the case may be, all Issuer securities owned by O’Donnell or Virca, including vested options, vested warrants, vested restricted stock units and the like individually held by O’Donnell and/or Virca or otherwise transferred by either of them, as the case may be, at the fair market value (as such term is defined in the Equity Holders Agreement) as of the date of such resignation or termination.

The Equity Holders Agreement terminates (i) if the Issuer receives an adjudication of bankruptcy, the Issuer executes an assignment for the benefit of creditors, a receiver is appointed for the Issuer or the Issuer is voluntarily or involuntarily dissolved or (ii) if the Issuer, HPLLC and Mayne Ventures expressly agree in writing. Additionally, certain limited provisions of the Equity Holders Agreement terminate at such time as the Mayne Pharma Group collectively owns less than ten percent (10%) of the Common Stock on a fully diluted basis.

The Equity Holders Agreement is attached to the June 8-K as Exhibit 10.4.  All descriptions of the Equity Holders Agreement are qualified in their entirety to the text of Exhibit 10.4 attached to the June 8-K, which is incorporated herein by reference.

Amended and Restated Supply and License Agreement

On the Effective Date, the Issuer entered into the Amended and Restated Supply and License Agreement with Mayne Ventures.  The Amended and Restated Supply and License Agreement amended the Supply and License Agreement by removing each of the Conditions that were met by the foregoing transaction documents (and certain other documents) and each of the Conditions that were waived or modified by the parties.

The Amended and Restated Supply Agreement is attached to the June 8-K as Exhibit 10.8.  All descriptions of the Amended and Restated Supply Agreement are qualified in their entirety to the text of Exhibit 10.8 attached to the June 8-K, which is incorporated herein by reference.

Item 4.  Purpose of Transaction.

The information set forth in Item 3 is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

(a)  Numbers 7 through 11 and 13 (including the footnotes related thereto) of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information assumes (i) the full conversion of the Mayne Series A Shares, (ii) the full exercise of the Mayne Make-Up Warrant, and (ii) 221,670,506 shares of Common Stock outstanding.  Based on these assumptions, Mayne Ventures has the power to vote approximately 44.3% of the Common Stock.

(b)  Numbers 7 through 11 and 13 (including the footnotes related thereto) of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information assumes (i) the full conversion of the Mayne Series A Shares, (ii) the full exercise of the Mayne Make-Up Warrant, and (ii) 221,670,506 shares of Common Stock outstanding.  Based on these assumptions, Mayne Ventures has the power to vote approximately 44.3% of the Common Stock.

(c)  Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated July 7, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mayne Pharma Ventures Pty Ltd

/s/ Mark Cansdale
Mark Cansdale, Secretary

Mayne Pharma International Pty Ltd

/s/ Mark Cansdale
Mark Cansdale, Secretary

Mayne Pharma Group Ltd

/s/ Mark Cansdale
Mark Cansdale, Secretary